The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated April 12, 2022

PROSPECTUS and	PRICING SUPPLEMENT NO. 22
PROSPECTUS SUPPLEMENT, each	Dated April , 2022
Dated April 6, 2020	Registration Statement No. 333-237579
Filed Pursuant to Rule 424(b)(2)

U.S. $10,150,000,000

MEDIUM-TERM NOTES, SERIES H

Due 9 Months or More from Date of Issue

John Deere Capital Corporation

$              % Fixed Rate Senior Notes due         20

The Medium-Term Notes offered hereby will be Fixed Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement and will be denominated in U.S. Dollars

We are offering $          aggregate principal amount of            % fixed rate senior notes due             , 20       (the “notes”). Interest on the notes will be paid semi-annually in arrears on           and          of each year, beginning on    , 2022 and ending on the maturity date. The notes will mature on          , 20    .

The notes will rank equally with all of our unsecured and unsubordinated indebtedness.

Investing in our notes involves risks. See “Risk Factors” beginning on page PS-1 of this pricing supplement and the risks we discuss in the accompanying prospectus supplement, the accompanying prospectus and the documents we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and which we incorporate by reference herein.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the notes in book-entry only form will be made on or about April  , 2022 through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, S.A. and Euroclear Bank SA/NV.

Joint Book-Running Managers

BofA Securities	Credit Agricole CIB	HSBC	RBC Capital Markets
Lead Sustainability-linked Structuring Agent	Sustainability-linked Structuring Agent

TABLE OF CONTENTS

Pricing Supplement

RISK FACTORS

Your investment in the notes is subject to certain risks. This pricing supplement does not describe all of the risks of an investment in the notes. You should consult your own financial and legal advisors about the risks entailed by an investment in the notes and the suitability of your investment in the notes in light of your particular circumstances. You should also consider carefully the matters described below and in the accompanying prospectus under “Risk Factors”, as well as the other factors described under "Risk Factors" and in our Safe Harbor Statements included in our Annual Report on Form 10-K for the year ended October 31, 2021, including those related to Deere & Company. which is incorporated by reference.

An active trading market may not develop or be maintained for the notes.

The notes are a new issue of securities with no established trading market. Although the underwriters may make a market for the notes after we complete this offering, they have no obligation to do so and may discontinue making a market in the notes at any time without notice. We have not listed and do not intend to apply for listing of the notes on any securities exchange.

The liquidity of any market for the notes that may develop will depend on a number of factors, including prevailing interest rates, our financial condition, liquidity and operating results, whether we satisfy the Sustainability Performance Target (as defined herein) as of the Performance Reference Date (as defined herein), the number of holders of the notes, the market for similar securities and the interest of securities dealers in making a market in such notes. We cannot assure you that a trading market for the notes will develop or, if developed, that it will continue, or as to the liquidity of any trading market for the notes that may develop or, if developed, that will continue or as to the price you may receive should you wish to resell any notes you acquire in this offering.

The notes are not “green bonds,” “social bonds” or “sustainable bonds” and may not be a suitable investment for all investors seeking exposure to assets with sustainability characteristics.

Although the notes are issued as sustainability-linked notes, with the interest rate in respect of the notes being subject to an upward adjustment if we fail to satisfy the Sustainability Performance Targets as of the Performance Reference Date, the notes may not satisfy an investor’s requirements or any future legal or quasi-legal or other standards for investment in assets with sustainability characteristics. In particular, the notes are not being marketed as “green bonds”, “social bonds” or “sustainable bonds” as the net proceeds of the issue of the notes will be used for the Company’s general corporate purposes, which may include the refinancing of existing indebtedness. The Company does not commit to (i) be subject to any other limitations or requirements that may be associated with green bonds, social bonds or sustainability bonds in any particular market.

In addition, any interest rate adjustment in respect of the notes as contemplated under “Description of the Notes” included in this pricing supplement will depend on the Company achieving, or failing to achieve, the Sustainability Performance Target as of the Performance Reference Date, which may be inconsistent with or insufficient to satisfy investor requirements or expectation (or other definitions relevant to Scope 1 Emissions and Scope 2 Emissions (each as defined herein) and/or sustainability generally, including with regard to the United Nations Sustainable Development Goals). Prospective investors of the notes should have regard to the information set out herein and must seek advice from their independent financial adviser in determining for themselves the relevance of such information for the purpose of any investment in the notes, together with any other investigation or verification such investor deems necessary.

For the avoidance of doubt, any opinion, report or certification is not and shall not be deemed to be incorporated into or form part of this pricing supplement or the accompanying prospectus supplement or prospectus.

Moreover, the second party opinion provider, the External Verifier (as defined below) and providers of similar opinions and certifications are not, nor should be deemed to be, a recommendation by us or any underwriter or any other person to buy, sell or hold the notes. Noteholders have no recourse against us or the providers of any such opinion or certification for the contents of any such opinion or certification, which is only current as of the date that it was initially issued. Prospective investors must determine for themselves the relevance of any such opinion and the information contained therein and the provider of such opinion for the purpose of any investment in the notes. Currently, the providers of such opinions are not subject to any specific regulatory or other regime or oversight. Any withdrawal of any such opinion or any additional opinion or statement that we are not complying in whole or in part with any matters for which such opinion is opining may have a material adverse effect on the market price and result in adverse consequences for certain investors with mandates to invest in securities to be used for a particular purpose. Any third-party assurance or attestation services by the External Verifier will be made as to either a limited level of assurance or a reasonable level of assurance, at our option. We may change the level of assurance that we request the External Verifier provide to you at any time and from time to time. Both limited and reasonable levels of assurance of the results of our determination of performance in connection with Greenhouse Gas Emissions (as defined below) are substantially less in scope than an audit of such results and therefore the External Verifier cannot guarantee the accuracy of such results. The prevailing standards as to what constitutes limited or reasonable levels of assurance from the External Verifier may change over time.

Calculation and reporting of our key performance indicators in which our Sustainability Performance Target are based may change over time.

The Scope 1 Emissions and Scope 2 Emissions reduction key performance indicators on which our Sustainability Performance Targets are based are calculated internally based on broadly accepted industry standards. These standards and guidelines may change over time, which may affect the way in which we calculate our key performance indicators. The standards and guidelines continue to be reviewed by expert groups and include contributions from industry bodies, which may change going forward. Furthermore, any significant change to the calculation methodology of the Sustainability Performance Targets or significant change in data due to better data accessibility or discovery of data errors or significant structural change such as acquisitions, divestitures or mergers may result in a recalculation of the baselines and/or Sustainability Performance Targets. We expect to issue a KPI Metrics Report (as defined herein) on an annual basis on the calculations we have determined for our Greenhouse Gas Emissions, including an explanation of methodologies used in such calculations. However, a failure to do so will not constitute default or Event of Default under the notes or any other agreement.

Our ability to achieve the Sustainability Performance Target as of the Performance Reference Rate depends on factors outside of our control.

The Company’s ability to achieve the Sustainability Performance Target is directly linked to its ability to decrease our Greenhouse Gas Emissions. Meeting this target in turn depends on a number of factors outside of the Company’s control, including the impact of and regulatory response to climate change, political and economic stability both domestically and internationally, including military conflict in Russia and Ukraine, local regulatory requirements, the performance of certain outsourced functions by third parties, changes to environmental regulations and standards, production, design and technological innovations and difficulties, including capacity and supply constraints and prices, natural calamities, availability of enabling technologies, network security breaches and disruptions, impacts of COVID-19 and other pandemics, as well as other factors.

There can be no assurance that stakeholders will agree on a decision as to whether certain targets or investments will contribute to a particular SDG

The United Nations Sustainability Development Goals (“SDGs”) are aspirational in nature. The analysis involved in determining whether and how certain initiatives may contribute to the SDGs is inherently subjective and dependent on a number of factors. There can be no assurance that reasonable parties, including the Company, will agree on a decision as to whether certain targets or investments contribute to a particular SDG. Accordingly, investors should not place undue reliance on the Company’s application of the SDGs, as such application is subject to change at any time and in the Company’s sole discretion.

We may not satisfy the Sustainability Performance Target and there can be no assurances as to whether the interest rate in respect of the notes will be subject to adjustment. Failure to satisfy the Sustainability Performance Target may have a material impact on the market price of the notes and could expose us to reputational risks.

Should we satisfy the Sustainability Performance Target as of the Performance Reference Date, holders of notes will not be entitled to an increase in the interest rate on the notes. Should we fail to satisfy the Sustainability Performance Target, we will be required to pay an increased interest rate on the notes, which may have an adverse impact on our liquidity and financial condition. No breach or Event of Default shall occur under the notes, nor will we be required to repurchase or redeem such notes, if we fail to meet the Sustainability Performance Target as of the Performance Reference Date.

Although we intend to meet the Sustainability Performance Target, doing so may require us to expend significant resources. There can be no assurance if the Sustainability Performance Target as of the Performance Reference Date will be achieved, that we will continue to work towards maintaining the Sustainability Performance Target, or that any future investments we make in furtherance of achieving such targets and goals will meet investor expectations or any binding or non-binding legal standards regarding sustainability performance, whether by any present or future applicable law or regulation or by our own by-laws or other governing rules or investment portfolio mandates, in particular with regard to any direct or indirect environmental, sustainability or social impact. Any satisfaction of, or cessation of satisfaction of, the Sustainability Performance Target subsequent to the Performance Reference Date (as defined below), or any failure to satisfy the Sustainability Performance Target subsequent to the Performance Reference Date, will not result in an adjustment to the interest rate payable on the notes.

Any of the above could adversely impact the market price of the notes and the price, if any, at which a noteholder will be able to sell the notes in such circumstance may be at a discount, which could be substantial, from the issue price or the purchase price paid by such noteholder.

In addition, a failure by us to satisfy any Sustainability Performance Target or any such similar sustainability performance targets or goals that we may choose to include in any future financings would not only result in increased interest payments under the notes or other relevant financing arrangements, but could also harm our reputation. Climate-related issues and workforce diversity are ESG topics that are, in particular, receiving heightened attention from investors, shareholders, lawmakers and regulators, including the SEC. Adverse environmental impacts may occur during the design, construction and operation of any investments we make in furtherance of this target. Furthermore, our efforts in satisfying the Sustainability Performance Target, or our other projects or investments, may become controversial or be criticized by activist groups or other stakeholders. In addition, through the increased use of social media, individuals and non-governmental organizations have the ability to disseminate their opinions regarding our products, and our business, to an increasingly wide audience at a faster pace. Any failure to effectively respond to any negative opinions or publicity in a timely manner could harm the perception of our brand and products and damage our reputation, regardless of the validity of the statements against us. Each of such circumstances could have a material adverse effect on us and our business, financial condition or liquidity and results of operations.

DESCRIPTION OF THE NOTES

General

We provide information to you about the notes being offered in three separate documents:

•	this pricing supplement which specifically describes the notes being offered;

•	the accompanying prospectus supplement which describes our Medium-Term Notes, Series H, of which the notes being offered are a part; and

•	the accompanying prospectus which describes our debt securities generally.

Additional Terms of the Notes

This description supplements, and, to the extent inconsistent, supersedes, the description of our Medium-Term Notes, Series H, in the accompanying prospectus supplement and the general terms and provisions of the debt securities found in the accompanying prospectus.

CUSIP/ISIN

The CUSIP number for the notes will be          . The ISIN number will be          .

Date of Issue

The date of issue for the notes will be          , 2022.

Price to Public

The price to public of the notes will be         %, plus accrued interest, if any, from         , 2022.

Regular Record Date

The regular record date for the notes will be the fifteenth day (whether or not a Business Day) immediately preceding the applicable Interest Payment Date.

Initial Interest Rate

The initial interest rate of the notes will be         % per annum.

Redemption Provisions

None.

Interest Step Up

From and including                    , 2026 (or if such day is not a Business Day, the next succeeding Business Day) (the “Step Up Date”), the interest rate payable on the notes shall be increased by 25 basis points from the Initial Interest Rate of                 % per year to                 % per year (the “Step Up Interest Rate”) unless we have achieved the Sustainability Performance Target as of the Performance Reference Date, as certified by us to the trustee in an officer’s certificate (which shall include the Assurance Letter as an exhibit thereto) on or prior to the Certification Date (subject to any clerical or administrative errors (including any delays resulting therefrom)); provided that, for the avoidance of doubt, the interest rate payable on the notes shall not increase from the Initial Interest Rate pursuant to this paragraph if we have achieved the Sustainability Performance Target as of the Performance Reference Date and certify to such on or prior to the Certification Date.

The interest rate applicable to the notes will only be adjusted on the Step Up Date if (x) the Sustainability Performance Target has not been satisfied as of the Performance Reference Date or (y) we have not certified (with the delivery of the aforementioned Assurance Letter) the achievement of the Sustainability Performance Target on or prior to the Certification Date, in which case the Step Up Interest Rate will apply for each interest period from and including the Step Up Date to, but excluding, the maturity date of the notes. Any satisfaction of, or failure to satisfy, the Sustainability Performance Target, in each case subsequent to the Performance Reference Date, will not result in an adjustment to the interest rate payable on the notes.

The trustee shall be entitled to conclusively rely on an officer’s certificate (including the attached Assurance Letter) from us, shall have no duty to inquire as to the accuracy of such officer’s certificate (or related Assurance Letter), verify the attainment of the Sustainability Performance Target, or make calculations, investigations or determinations with respect to the attainment of the Sustainability Performance Targets. With respect to the rate at which the notes will bear interest, the trustee shall be fully protected in conclusively relying upon the officer’s certificate delivered by us to the trustee on or prior to the Certification Date, which will set out, among other things, the interest rate for the notes.

Certain definitions:

“Assurance Letter” means one or more letters from an External Verifier confirming our Greenhouse Gas Emissions, either to a limited level of assurance or a reasonable level of assurance, at our option.

“Certification Date” means April        , 2026.

“External Verifier” means a qualified provider of third-party assurance or attestation services appointed by us to review our performance in connection with Greenhouse Gas Emissions.

“GHG Protocol” means the World Resources Institute (WRI) / World Business Council for Sustainable Development (WBCSD) Greenhouse Gas (GHG) Protocol Corporate Accounting and Reporting Standard as such GHG Protocol may be revised, amended or supplemented from time to time. For the avoidance of doubt, in the event an updated version of the GHG Protocol is published, we may elect at our sole option to apply such revised version for the purposes of calculating Scope 1 Emissions and Scope 2 Emissions.

“Greenhouse Gas Emissions” means, for any period, the total aggregate amount of Scope 1 Emissions and Scope 2 Emissions as measured in absolute terms, metric tons of carbon dioxide equivalent (CO2e) by us as reported in the applicable KPI Metrics Report.

“KPI Metrics Report” means an annual report that sets forth the calculations we have determined for our Greenhouse Gas Emissions for a specific fiscal year, including verification by an independent External Verifier to either a limited level of assurance or a reasonable level of assurance, at our option. The KPI Metrics Report will outline our progress towards the Sustainability Performance Target, including the baseline where relevant, and the related impact, and timing of such impact, on the interest payable on the notes.

“Performance Reference Date” means October 31, 2025.

“Scope 1 Emissions” means, for any period, direct greenhouse gas emissions or equivalent CO2 emissions as measured in absolute terms attributable to sources that are controlled by us in the operation of our business, which are determined by us in good faith in accordance with the GHG Protocol.

“Scope 2 Emissions” means, for any period, indirect greenhouse gas emissions or equivalent CO2 emissions as measured in absolute terms occurring from the generation of purchased and imported energy (including electricity and steam) consumed by us in the operation of our business, which are determined by us in good faith in accordance with the GHG Protocol.

“Sustainability Performance Target” means a reduction of Greenhouse Gas Emissions equal to a minimum of 20% by the Performance Reference Date relative to the Greenhouse Gas Emissions for our fiscal year ended October 31,

2021 baseline period, provided, however, that the calculation of reduction of Greenhouse Gas Emissions may exclude the impact of any potential future amendments to applicable rules, laws, regulations or guidelines that are in effect as of the issue date of the notes being offered, including with respect to rules, laws and regulations that govern the measurement or calculation of the Sustainability Performance Target.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following paragraph included in “United States Federal Income Taxation” is amended in full by the language below with respect to the notes offered hereby:

In certain circumstances, we may be required to pay amounts on the notes in addition to or at different times than the scheduled payments of stated principal and interest (e.g., in the circumstances described under “Description of the Notes—Optional Redemption, Repayment and Repurchase” in the accompanying prospectus supplement). See also “Description of the Notes—Additional Terms of Notes” included in this pricing supplement for information regarding potential interest step ups. These potential payments may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments.” One or more contingencies will not cause the notes to be treated as contingent payment debt instruments if, as of the issue date of the notes, such contingencies, in the aggregate, are considered remote or incidental. Although the issue is not free from doubt, we intend to take the position that the possibility of payment of such additional amounts does not result in the notes being treated as contingent payment debt instruments under applicable Treasury regulations. This position is based on our determination that, as of the issue date of the notes, the possibility that additional amounts will have to be paid is a remote or incidental contingency within the meaning of applicable Treasury regulations.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Name	Principal Amount Of Notes
BofA Securities, Inc.	$
Credit Agricole Securities (USA) Inc.	$
HSBC Securities (USA) Inc.	$
RBC Capital Markets, LLC	$

Total	$
The above Agents have severally agreed to purchase the respective principal amount of notes, opposite their names as principal, at a price of % plus accrued interest, if any, from , 2022.